                                                                                Press Release

CAE reports third quarter fiscal year 2011 financial results

  Revenue up 7% to C$411.3 million compared to prior year

  Net earnings of C$40.7 million or C$0.16 per share

  C$514.4 million new orders for 1.25x book-to-sales and C$3.2 billion backlog

Montreal, Canada, February 9, 2011 – (NYSE: CAE; TSX: CAE) – CAE today reported financial results for the third quarter ended December 31, 2010. Net earnings were C$40.7 million (C$0.16 per share), compared to C$37.7 million (C$0.15 per share) in the third quarter of last year. Excluding a restructuring charge last year, earnings were $40.3 million (C$0.16 per share). Revenue was C$411.3 million, 7% higher compared to C$382.9 million in the third quarter last year. All financial information is in Canadian dollars.

“The recovery underway in commercial aerospace led to higher activity in our civil segments during the third quarter, especially in training and services where we signed a number of long term agreements with airlines,” said Marc Parent, CAE’s President and Chief Executive Officer. “In military, we announced a range of strategic program wins, including the $250 million KC-135 training contract for the U.S. Air Force – CAE’s first win as a prime contractor on a major U.S. military Aircrew Training Systems Contract.”

Earnings before interest and taxes(1) (EBIT) were $64.8 million, or 15.8% of revenue.

Summary of consolidated results
(amounts in millions, except for operating margins)		Q3-2011	Q3-2010	YTD	-2011	YTD	-2010
Revenue		$411.3	382.9		1,164.6		1,130.4
Total segment operating income		$64.8	64.6		188.9		199.2
Restructuring charge		$–	(3.9)		–		(32.2)
Earnings before interest and income taxes (EBIT)		$64.8	60.7		188.9		167.0
As a % of revenue	%	15.8	15.9		16.2		14.8
Net earnings		$40.7	37.7		120.1		104.0
Orders		$514.4	315.8		1,378.3		946.8
Backlog		$3,215.3	2,917.1		3,215.3		2,917.1

Military segments

Revenue for CAE’s combined Military segments increased 6% in the third quarter to $220.7 million compared to $207.9 million last year. Training and services revenue was stable at $67.0 million while simulation products revenue grew 9% to $153.7 million. Year to date, combined Military revenue increased 3% from $590.9 million to $608.7 million. Before the negative impact of foreign currency translation over the first nine months, our revenue would have been up approximately 10%.

In addition to the foreign exchange impact, the prolonged U.S. government budget approval process has caused some delays in the government’s funding of programs for which we have already been selected. As such, some of the revenue expected in the second half of this fiscal year will now only likely be realized next year. We expect a strong fourth quarter and to finish fiscal 2011 with high single-digit percentage revenue growth for the year. Based on our backlog and the programs we project winning near term, we still expect double-digit percentage growth in fiscal 2012.

Combined Military operating income was $38.8 million and operating margin was 17.6% compared to $35.8 million and 17.2%, respectively, in the third quarter last year.

We announced a number of orders involving aircraft platforms we consider strategic to CAE, including the award to CAE USA of the prime contractor role on a major Aircrew Training Systems Contract to provide KC-135 training for the U.S. Air Force. This 10-year, $250 million award represents an important milestone for CAE as we pursue services outsourcing opportunities around the globe. $20 million of this contract is included in CAE’s $3.2 billion backlog. Combined Military orders in the quarter totaled $203.8 million for a book-to-sales ratio of 0.92x. The ratio was 1.35x for the last 12 months.

Simulation Products/Military (SP/M)
(amounts in millions, except for operating margins)		Q3-2011	Q2-2011	Q1-2011	Q4-2010	Q3-2010
Revenue		$153.7	137.2	115.8	149.3	140.4
Segment operating income		$28.3	24.7	18.0	25.8	23.4
Operating margins	%	18.4	18.0	15.5	17.3	16.7
Backlog		$881.0	920.3	921.2	868.0	815.3

Training & Services /Military (TS/M)
(amounts in millions, except for operating margins)		Q3-2011	Q2-2011	Q1-2011	Q4-2010	Q3-2010
Revenue		$67.0	68.6	66.4	68.5	67.5
Segment operating income		$10.5	11.5	13.8	9.2	12.4
Operating margins	%	15.7	16.8	20.8	13.4	18.4
Backlog		$1,234.8	1,270.0	1,226.4	1,193.7	1,101.8

Civil segments

Revenue for our combined Civil segments increased 9% in the third quarter to $190.6 million compared to $175.0 million last year. This was the net result of a 21% increase in training and services revenue to $124.3 million, and a 9% decrease in simulation products revenue to $66.3 million, where we had a particularly strong comparable quarter last year. Excluding the impact of our New Core Markets initiatives of Healthcare, Mining and Energy, which are reported as part of the training and services segment, our operating margin in training was 17.7%. In simulation products, our operating margin was stable at 11.0% and our combined Civil segment operating margin was 15.2%.

Year to date, combined Civil revenue increased 3% from $539.5 million to $555.9 million. Before the negative impact of foreign currency translation over the first nine months, our revenue would have been up approximately 9%.

Market activity continued to be more robust with the renewal and addition of a range of training contracts expected to generate $222.9 million in future revenue. We strengthened our position in South America with new long-term training agreements with TAM Airlines and LAN Airlines. In simulation products, we maintained our lead with eight full-flight simulator (FFS) orders for customers in the Middle East, China and Australia for a total of 22 announced year-to-date. We continue to expect our total FFS unit orders for the year to be in the mid-twenties, with a number of orders having delivery dates in later years, which will contribute to our longer-term performance.

We received $310.6 million in combined civil segment orders representing a book-to-sales ratio of 1.63x. The ratio was 1.21x for the last 12 months.

Training & Services/Civil (TS/C)
(amounts in millions, except for operating margins RSEUs
and FFSs deployed)	Q3-2011	Q2-2011	Q1-2011	Q4-2010	Q3-2010
Revenue	$124.3	118.0	117.6	113.6	102.4

Segment operating income		$18.7	18.9	22.2	21.0	17.4
Operating margins	%	15.0	16.0	18.9	18.5	17.0
Backlog		$774.2	695.3	706.8	728.7	755.9
RSEUs		132	131	132	131	129
FFSs deployed		152	151	150	148	146

Simulation Products/Civil (SP/C)
(amounts in millions, except for operating margins)		Q3-2011	Q2-2011	Q1-2011	Q4-2010	Q3-2010
Revenue		$66.3	62.8	66.9	64.5	72.6
Segment operating income		$7.3	6.8	8.2	8.9	11.4
Operating margins	%	11.0	10.8	12.3	13.8	15.7
Backlog		$325.3	305.3	251.7	252.4	244.1

New Core Markets

We made additional progress in developing our CAE Mining initiative with the acquisition on January 1, 2011 of Century Systems Technologies, a supplier of solutions that complement our offering.

In CAE Healthcare, we sold more of our bedside ultrasound solutions as well as our surgical simulators to customers around the world. After the end of the quarter we launched our CAE Caesar™ trauma patient simulator, which is a high-fidelity patient simulator for training civil and military practitioners responsible for the care of trauma patients in the field.

Additional financial highlights

The effect of translating the results of our self-sustaining subsidiaries into Canadian dollars negatively impacted this quarter’s revenue by $16.8 million and net earnings by $2.1 million, when compared to the third quarter of fiscal 2010. For the first nine months of fiscal 2011 the negative translation impact on revenue was $70.1 million and $10.3 million on net earnings.

Income taxes were $15.7 million representing an effective tax rate of 28%, which results from our mix of income from various jurisdictions. Year to date, our effective tax rate is also 28%.

Cash provided by continuing operating activities was $56.0 million and free cash flow(2) was $5.0 million this quarter. We invested $23.8 million in non-cash working capital, mainly in support of a number of contracts involving new aircraft types.

Net debt(3) was $285.6 million as at December 31, 2010, up $7.1 million from last quarter.

CAE will pay a dividend of $0.04 per share on March 31, 2011 to shareholders of record at the close of business on March 15, 2011.

Additional information

You will find a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) as well as in our consolidated financial statements which are posted on our website at www.cae.com/Q3FY11.

CAE’s audited annual financial statements and management’s discussion and analysis for the year ended March 31, 2010 have been filed with the Canadian securities commissions and are available on our website (www.cae.com) and on SEDAR (www.sedar.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov).

Conference call Q3 FY2011

CAE will host a conference call focusing on fiscal year 2011 third quarter financial results today at 12:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 800 913-1647 or + 1 416 981-9002. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a world leader in providing simulation and modelling technologies and integrated training solutions for the civil aviation industry and defence forces around the globe. With annual revenues exceeding C$1.5 billion, CAE employs more than 7,500 people at more than 100 sites and training locations in more than 20 countries. We have the largest installed base of civil and military full-flight simulators and training devices. Through our global network of 30 civil aviation and military training centres, we train more than 80,000 crewmembers yearly. We also offer modelling and simulation software to various market segments and, through CAE’s professional services division, we assist customers with a wide range of simulation-based needs. www.cae.com

Certain statements made in this news release, including, but not limited to, statements that are not historical facts, are forward-looking and are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. These statements do not reflect the potential impact of any non-recurring or other special items or events that are announced or completed after the date of this news release, including mergers, acquisitions, or other business combinations and divestitures.

You will find more information about the risks and uncertainties associated with our business in the MD&A section of our annual report and annual information form for the year ended March 31, 2010. These documents have been filed with the Canadian securities commissions and are available on our website (www.cae.com), on SEDAR (www.sedar.com) and a free copy is available upon request to CAE. They have also been filed with the U.S. Securities and Exchange Commission under Form 40-F and are available on EDGAR (www.sec.gov). You will also find on our web site the MD&A for the fiscal 2011 third quarter. The forward-looking statements contained in this news release represent our expectations as of February 9, 2011 and, accordingly, are subject to change after this date. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

Notes

(1) Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(2) Free cash flow is a non-GAAP measure that shows us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, other assets not related to growth and dividends paid and adding proceeds from sale of property, plant and equipment.

(3) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion, and subtracting cash and cash equivalents.

Media contact:

Nathalie Bourque, Vice President, Public Affairs and Global Communications, (514) 734-5788, nathalie.bourque@cae.com

Investor relations:

Andrew Arnovitz, Vice President, Investor Relations and Strategy, (514) 734-5760, andrew.arnovitz@cae.com

Consolidated Balance Sheets

(Unaudited)	As at December 31	As at March 31
(amounts in millions of Canadian dollars)	2010	2010
Assets
Current assets
Cash and cash equivalents	$190.6	$312.9
Accounts receivable	263.0	237.5
Contracts in progress	262.0	220.6
Inventories	134.7	126.9
Prepaid expenses	34.4	33.7
Income taxes recoverable	47.9	24.3
Future income taxes	8.1	7.1
	$940.7	$963.0
Property, plant and equipment, net	1,158.1	1,147.2
Future income taxes	77.9	82.9
Intangible assets	151.0	125.4
Goodwill	178.1	161.9
Other assets	188.1	141.5
	$2,693.9	$2,621.9

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$436.5	$467.8
Deposits on contracts	176.7	199.7
Current portion of long-term debt	33.0	51.1
Future income taxes	20.3	23.0
	$666.5	$741.6
Long-term debt	443.2	441.6
Deferred gains and other long-term liabilities	242.5	200.5
Future income taxes	108.1	82.4
	$1,460.3	$1,466.1

Shareholders’ equity
Capital stock	$444.4	$441.5
Contributed surplus	13.1	10.9
Retained earnings	1,010.7	918.8
Accumulated other comprehensive loss	(234.6)	(215.4)
	$1,233.6	$1,155.8
	$2,693.9	$2,621.9

Consolidated Statements of Earnings
	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars, except per share amounts)	2010	2009	2010	2009
Revenue	$411.3	$382.9	$1,164.6	$1,130.4
Earnings before restructuring, interest and income taxes	$64.8	$64.6	$188.9	$199.2
Restructuring charge	-	3.9	-	32.2
Earnings before interest and income taxes	$64.8	$60.7	$188.9	$167.0
Interest expense, net	8.4	6.5	22.9	20.5
Earnings before income taxes	$56.4	$54.2	$166.0	$146.5
Income tax expense	15.7	16.5	45.9	42.5
Net earnings	$40.7	$37.7	$120.1	$104.0
Basic and diluted earnings per share	$0.16	$0.15	$0.47	$0.41
Weighted average number of shares outstanding (basic)	256.8	255.9	256.6	255.7
Weighted average number of shares outstanding (diluted) (1)	257.5	255.9	257.0	255.7

(1) For the three and nine months ended December 31, 2009, the effect of stock options potentially exercisable was anti-dilutive; therefore, the basic and diluted weighted average number of shares outstanding are the same.

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)
nine months ended December 31, 2010
(amounts in millions of Canadian dollars, except number of shares)

		Common Shares			Accumulated
					Other	Total
	Number of	Stated	Contributed	Retained Comprehensive		Shareholders'
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	256,516,994	$441.5	$10.9	$918.8	$(215.4)	$1,155.8
Stock options exercised	267,225	1.8	-	-	-	1.8
Transfer upon exercise
of stock options	-	0.7	(0.7)	-	-	-
Stock dividends	38,222	0.4	-	(0.4)	-	-
Stock-based
compensation	-	-	2.9	-	-	2.9
Net earnings	-	-	-	120.1	-	120.1
Dividends	-	-	-	(27.8)	-	(27.8)
Other comprehensive
loss	-	-	-	-	(19.2)	(19.2)
Balances,
end of period	256,822,441	$444.4	$13.1	$1,010.7	$(234.6)	$1,233.6

(Unaudited)
nine months ended December 31, 2009
(amounts in millions of Canadian dollars, except number of shares)
		Common Shares			Accumulated
					Other	Total
	Number of	Stated	Contributed	Retained Comprehensive		Shareholders'
	Shares	Value	Surplus	Earnings	Loss	Equity
Balances,
beginning of period	255,146,443	$430.2	$10.1	$805.0	$(47.5)	$1,197.8
Stock options exercised	1,069,945	6.0	-	-	-	6.0
Transfer upon exercise
of stock options	-	2.8	(2.8)	-	-	-
Stock dividends	36,984	0.3	-	(0.3)	-	-
Stock-based
compensation	-	-	3.3	-	-	3.3
Net earnings	-	-	-	104.0	-	104.0
Dividends	-	-	-	(22.7)	-	(22.7)
Other comprehensive
loss	-	-	-	-	(117.2)	(117.2)
Balances,
end of period	256,253,372	$439.3	$10.6	$886.0	$(164.7)	$1,171.2

Consolidated Statements of Comprehensive Income (Loss)

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2010	2009	2010	2009
Net earnings	$40.7	$37.7	$120.1	$104.0
Other comprehensive income (loss):
Foreign currency translation adjustment
Net foreign exchange losses on translation of financial
statements of self-sustaining foreign operations	$(46.3)	$(30.5)	$(20.2)	$(167.9)
Net change in gains on certain long-term debt
denominated in foreign currency and designated as
hedges of net investments in self-sustaining foreign
operations	3.7	3.5	2.8	14.1
Reclassification to income	(0.3)	0.3	(0.6)	0.3
Income taxes	(0.5)	(0.4)	(0.9)	0.9
	$(43.4)	$(27.1)	$(18.9)	$(152.6)
Net changes in cash flow hedge
Net change in gains on derivative items
designated as hedges of cash flows	$14.4	$7.0	$6.6	$44.3
Reclassifications to income or to the related
non-financial assets or liabilities	(1.9)	(6.9)	(7.5)	6.3
Income taxes	(3.3)	0.3	0.6	(15.2)
	$9.2	$0.4	$(0.3)	$35.4
Total other comprehensive loss	$(34.2)	$(26.7)	$(19.2)	$(117.2)
Comprehensive income (loss)	$6.5	$11.0	$100.9	$(13.2)

Consolidated Statement of Accumulated Other Comprehensive Loss

	Foreign		Accumulated
(Unaudited)	Currency		Other
as at December 31, 2010	Translation	Cash Flow	Comprehensive
(amounts in millions of Canadian dollars)	Adjustment	Hedge	Loss
Balance in accumulated other comprehensive
loss, beginning of period	$(226.4)	$11.0	$(215.4)
Details of other comprehensive income:
Net change in (losses) gains	(17.4)	6.6	(10.8)
Reclassification to income or to the related
non-financial assets or liabilities	(0.6)	(7.5)	(8.1)
Income taxes	(0.9)	0.6	(0.3)
Total other comprehensive loss	$(18.9)	$(0.3)	$(19.2)
Balance in accumulated other comprehensive
loss, end of period	$(245.3)	$10.7	$(234.6)

Consolidated Statements of Cash Flows

	Three months ended		Nine months ended
(Unaudited)		December 31		December 31
(amounts in millions of Canadian dollars)	2010	2009	2010	2009
Operating activities
Net earnings	$40.7	$37.7	$120.1	$104.0
Adjustments to reconcile earnings to cash flows from
operating activities:
Depreciation of property, plant and equipment	19.0	19.9	55.6	57.4
Financing cost amortization	0.2	0.2	0.7	0.6
Amortization of intangible and other assets	5.1	4.5	14.9	13.5
Future income taxes	13.1	14.0	26.4	15.8
Investment tax credits	(6.2)	(12.4)	(9.1)	(9.9)
Stock-based compensation plans	3.2	1.6	14.6	10.0
Employee future benefits, net	(8.4)	0.3	(7.5)	(0.3)
Amortization of other long-term liabilities	(1.9)	(1.7)	(5.5)	(5.4)
Other	(8.8)	(1.9)	(17.4)	(2.7)
Changes in non-cash working capital	(23.8)	(40.4)	(136.3)	(64.7)
Net cash provided by operating activities	$32.2	$21.8	$56.5	$118.3
Investing activities
Business acquisitions, net of cash and cash
equivalents acquired	$(3.7)	$(6.7)	$(24.9)	$(29.6)
Joint venture, net of cash and cash equivalents acquired	-	-	(1.9)	-
Capital expenditures	(24.0)	(24.1)	(77.8)	(82.4)
Proceeds from disposal of property, plant and equipment	0.1	0.3	1.4	8.8
Deferred development costs	(7.7)	(3.3)	(16.3)	(9.4)
Other	(8.0)	(4.8)	(16.8)	(9.8)
Net cash used in investing activities	$(43.3)	$(38.6)	$(136.3)	$(122.4)
Financing activities
Proceeds from long-term debt, net of transaction costs
and hedge accounting adjustment	$22.1	$9.9	$35.5	$164.6
Repayment of long-term debt	(24.6)	(9.6)	(37.8)	(99.9)
Proceeds from capital leases	11.0	4.7	11.0	21.6
Repayments of capital lease	(1.4)	(1.1)	(14.9)	(4.3)
Dividends paid	(10.1)	(7.6)	(27.8)	(22.7)
Common stock issuance	1.2	2.6	1.8	6.0
Other	(0.6)	(0.5)	(8.8)	(1.9)
Net cash (used in) provided by financing activities	$(2.4)	$(1.6)	$(41.0)	$63.4
Effect of foreign exchange rate changes on cash
and cash equivalents	$(4.5)	$(4.6)	$(1.5)	$(20.4)
Net (decrease) increase in cash and cash equivalents	$(18.0)	$(23.0)	$(122.3)	$38.9
Cash and cash equivalents, beginning of period	208.6	257.1	312.9	195.2
Cash and cash equivalents, end of period	$190.6	$234.1	$190.6	$234.1